Exhibit (h)(ii)

SCHEDULE A

To the Business Administration Agreement between

Weitz Funds and Weitz Investment Management, Inc.

Name of Fund

Conservative Allocation Fund

Core Plus Income Fund

Large Cap Equity Fund

Multi Cap Equity Fund

Nebraska Tax-Free Income Fund

Partners III Opportunity Fund

Short Duration Income Fund

Ultra Short Government Fund